Goodman Global, Inc.

5151 San Felipe, Suite 500

Houston, Texas 77056

June 17, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Kane

Re:	Goodman Global, Inc.
Registration Statement on Form S-4
File No.: 333-150263

Ladies and Gentlemen:

Goodman Global, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of the Company be accelerated so that the Registration Statement may become effective at 10:00 a.m. New York time on June 18, 2008, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

Pursuant to this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact William Brentani or Louis Lehot, each of Simpson Thacher & Bartlett LLP, at (650) 251-5110 or (650) 251-5064, respectively.

Very truly yours,

GOODMAN GLOBAL, INC. (for itself and the
Guarantor Registrants)

By:	/s/ Lawrence M. Blackburn
Name:	Lawrence M. Blackburn.
Title:	Executive Vice President and Chief Financial Officer